UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Central European Media Enterprises Ltd.

(Name of Issuer)

Class A Common Stock, par value $0.08 per share

(Title of Class of Securities)

G20045202

(CUSIP Number)

EAMON SMITH

TCS CAPITAL MANAGEMENT, LLC

888 Seventh Avenue

Suite 1504

New York, New York 10106

(212) 621-8760

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 1, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G20045202

1	NAME OF REPORTING PERSON

TCS CAPITAL ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,250,884
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,250,884
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,250,884*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
14	TYPE OF REPORTING PERSON

OO

*Includes 1,113,861 shares of Common Stock underlying certain warrants exercisable within 60 days hereof.

2

CUSIP NO. G20045202

1	NAME OF REPORTING PERSON

TCS CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,250,884
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,250,884
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,250,884*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
14	TYPE OF REPORTING PERSON

IA

*Includes 1,113,861 shares of Common Stock underlying certain warrants exercisable within 60 days hereof.

3

CUSIP NO. G20045202

1	NAME OF REPORTING PERSON

ERIC SEMLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,250,884
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

10,250,884
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,250,884*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
14	TYPE OF REPORTING PERSON

IN

*Includes 1,113,861 shares of Common Stock underlying certain warrants exercisable within 60 days hereof.

4

CUSIP NO. G20045202

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 is being filed solely to reflect the internal transfer of all shares previously reported owned by TCS Global Equity Master Fund, L.P. (“TCS Global”) to TCS Capital Advisors, LLC on November 1, 2017 (the “Internal Transfer”). As a result of the Internal Transfer, TCS Global and its general partner, TCS Capital GP, LLC, are no longer members of the Section 13(d) group. In furtherance of the foregoing, this Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	TCS Capital Advisors, LLC, a Delaware limited liability company (“TCS Advisors”);
(ii)	TCS Capital Management, LLC, a Delaware limited liability company (“TCS Management”), which serves as the investment advisor of TCS Advisors; and
(iii)	Eric Semler, who serves as the managing member of TCS Management.

(b)       The address of the principal office of each of the Reporting Persons is 888 Seventh Avenue, Suite 1504, New York, NY 10106.

(c)       The principal business of TCS Advisors is investing in securities. The principal business of TCS Management is serving as the investment advisor to TCS Advisors. The principal occupation of Mr. Semler is serving as the managing member of TCS Management.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Semler is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The 9,137,023 Shares owned by TCS Advisors were received in connection with the Internal Transfer for no consideration and were previously purchased with the working capital of TCS Global (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 9,137,023 Shares is approximately $19,235,539, including brokerage commissions.

5

CUSIP NO. G20045202

The Warrants owned by TCS Advisors were received in connection with the Internal Transfer for no consideration and were previously purchased by TCS Global pursuant to the Issuer’s Rights Offering on May 2, 2014 as Units consisting of (i) notes in the original principal amount of $100, which TCS Global no longer owned at the time of the Internal Transfer, and (ii) twenty-one (21) Warrants, which have an exercise price of $1.00 per Share (collectively, the “Units”). The aggregate purchase price of the Units is approximately $5,304,100.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon (i) 144,963,821 Shares outstanding, as of October 20, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 24, 2017 plus (ii) the number of Shares underlying the Warrants held by each such Reporting Person.

A.	TCS Advisors
(a)	As of the close of business on November 3, 2017, TCS Advisors beneficially owned 10,250,884 Shares, including 1,113,861 Shares underlying the Warrants.

Percentage: Approximately 7.0%

(b)	1. Sole power to vote or direct vote: 10,250,884
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,250,884
4. Shared power to dispose or direct the disposition: 0

(c)	Other than the Internal Transfer on November 1, 2017, TCS Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
B.	TCS Management
(a)	TCS Management, as the investment advisor of TCS Advisors, may be deemed the beneficial owner of the 10,250,884 Shares owned by TCS Advisors, including 1,113,861 Shares underlying the Warrants.

Percentage: Approximately 7.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 10,250,884
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 10,250,884

(c)	TCS Management has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. Other than the Internal Transfer on November 1, 2017, TCS Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
6

CUSIP NO. G20045202

C.	Mr. Semler
(a)	Mr. Semler, as the managing member of TCS Management, may be deemed the beneficial owner of the 10,250,884 Shares owned by TCS Advisors, including 1,113,861 Shares underlying the Warrants.

Percentage: Approximately 7.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 10,250,884
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 10,250,884

(c)	Mr. Semler has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. Other than the Internal Transfer on November 1, 2017, TCS Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 3, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached as exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement between TCS Capital Advisors, LLC, TCS Capital Management, LLC and Eric Semler, dated November 3, 2017.

7

CUSIP NO. G20045202

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2017

TCS CAPITAL ADVISORS, LLC

By:	TCS CAPITAL MANAGEMENT, LLC, its investment advisor

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

TCS Capital Management, LLC

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

/s/ Eric Semler
Eric Semler

8